October 9, 2007

DRAFT

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Re:	Ckrush, Inc.
Supplemental response letter dated August 2007 regarding the
Form 10-KSB for the year ended December 31, 2006
File No. 0-25563

Dear Mr. Humphrey:

This letter responds to your letter dated September 11, 2007. Paragraph numbers correspond to those in the September 11, 2007 letter and as per my conversation with Ms. Beverly A. Singleton, this letter is being presented in a draft format so that, if necessary, we may further discuss with the Staff our response.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management’s Discussion and Analysis

Year Ended December 31. 2006 versus Year Ended December 31, 2005.page 19

1.

We have reviewed your response to prior comment 2. Please expand your proposed future filing disclosures to also quantify the amount of significant impairment losses and/or costs written-off, by film or project, for each period for which financial statements are provided. In addition, for clarity, the discussion should also indicate the year of the film’s release and the amount of revenue attributed to each film or project for each year presented.

As appropriate, in future filings, we will expand disclosures concerning impairment losses and/or costs written, to quantity significant amounts, by film or project, for each period for which financial statements are provided. In addition, for clarity, as necessary, we will indicate the year of the film’s release and attribute the amount of revenue for each film or project for the periods presented.

David R. Humphrey	October 9, 2007

2.

We have reviewed your response to prior comment 3. We note that you will revise disclosures to future filings to explain the nature of and reasons for individually significant components of other income and expenses. We note that your MD&A disclosures in the June 30, 2007 Form 10-QSB does not provide detailed discussions of these items for the comparative fiscal year 2006 interim period. For example, the fiscal year 2006 statement of operations line item “gain on settlement with related parties” shown in the June 30, 2007 Form 10-QSB has not been sufficiently described, as compared with the details provided in supplemental response number 3(a) of your draft letter dated August 2007. Upon resolution of the related comments below, please revise and expand the disclosures in future filings beginning with your September 30, 2007 Form 10-QSB.

As requested by the Staff, we will expand our discussions in future filings, beginning with our September 30, 2007 filing, to explain the nature of and reasons for individually significant components of other income and expenses for both the current and comparative periods.

3.

Refer to Item (a) of your response to prior comment. You appear to have entered into a “binding” term sheet on February 10, 2005 according to the filed agreements. However, your footnote refers to a settlement agreement dated November 1, 2005. Please indicate the commitment date and clarify in your footnote. If there was a subsequent amendment to the original agreement in November 2005, please tell us when and how this amendment was filed and indicate the beneficial ownership interest held by these counterparties as of the date of the amended agreement. Finally, please tell us the date upon which you valued the equity instruments and why.

The Company accounted for this agreement as binding in November 2005, although the letter of intent, dated February 10, 2005 indicated that it was “binding”. The letter of intent signified the completion of one stage of very extensive negotiations and as stated in the Press Release at the time (as well as mentioned in the February agreement) “The parties have executed a binding term sheet reflecting their agreements, which will be amplified by the execution and delivery of definitive agreements by the parties.” As in many negotiations until the final closing there is no agreement until both parties sign-off. In the course of the eight months between the letter of intent and the signing of the final agreement there were 4 amendments to the letter of intent principally to allow extensions of payment as the Company had to seek financing for both operations and to make the required payments. The passage of time, the Company’s inability to be in compliance with the terms of the letter of intent and the continued negotiations led management to believe that the commitment date for recognition that both parties were in agreement was in November 2005 and not February 2005.

4.

It appears that the settlement of the recorded loans and related payables, including those relating to consulting services received, may be accounted for under SFAS 15. We refer to the guidance in paragraph 4 of the Statement. However, it is not appropriate to account for the settlement of unrecorded sums due and payable in the future under a contract for future services under SFAS 15. If this was the case, you should allocate the settlement payment between payments relating to recorded obligations and payment for

David R. Humphrey	October 9, 2007

termination of the service contract. In these circumstances, the portion of the payment allocable to the contract termination fee would be accounted for as an expense in the operating section of the income statement. If the present value of the future obligations was recorded on your balance sheet, please explain your basis in GAAP for your accounting, including how this present value was derived and when it was recorded. Your response should be detailed and specific. Illustrate, in dollar terms, your accounting entry to record the obligation and the entries recorded in subsequent periods as the services are received and the payments are due. We may have further comments upon review of your response.

The Company in 2002 acquired the Cedric Kushner group of companies in a reverse merger transaction. In the Form 10-KSB/A-1 for the year ended December 31, 2002, filed June 23, 2003, the transaction was described as follows:

On April 30, 2002, a wholly owned subsidiary (“Merger Sub”) of the Company merged with and into CKB. The Merger Sub ceased to exist and CKB became a wholly owned subsidiary of the Company. CKB’s shareholders received 399,752 shares and 27,923 shares of Series B and Series C convertible preferred stock of the Company, respectively, and a warrant to purchase 1,000,000 shares of the Company’s common stock. The warrant was exercisable immediately at an exercise price of $1.24 per share and could be executed through a cashless exercise, at the option of the holder. On September 10, 2002, the Company executed an agreement to amend the terms of the warrant agreement. The total number of shares under the original agreement was reduced from 1,000,000 to 500,000 and the exercise price was reduced from $1.24 per share to $.62 per share. The warrant expires on April 30, 2007.

Additionally, the Company entered into a consulting agreement with one of CKB’s shareholders whereby the shareholder will receive, at a minimum, $5,000 per week for ten years. The consulting agreement also entitles the stockholder to 10% of net profit, as defined in the agreement, for events generating total revenues in excess of $500,000, 20% of net profit from sales related to the acquired video library and 15% of net proceeds of any qualified financing, as defined in the agreement, to be used to redeem the stockholder’s Series C Convertible Preferred stock at a share price equal to the liquidation preference value per share. The Company, however, has the ability to terminate the consulting agreement after covered payments, as defined in the agreement, of $4,300,000 if made no later than March 25, 2005 or $5,300,000 if made no later than March 25, 2012. As such, the Company recorded the consulting agreement commitment as additional purchase consideration at a present value of approximately $1,449,000 as of Big Content merger date of March 15, using an imputed interest rate of 15%.

As described above, the “Consulting Agreement” was in fact an obligation arising from the reverse merger and the liability represented the present value of a defined series of payments as a portion of the consideration for the acquisition.

5.

Please show us, in dollar terms, the accounting entry you recorded in your financial statements to account for the settlement described in Response 3(a). Explain how the future service obligations are recorded in this entry.

David R. Humphrey	October 9, 2007

The entry for the transaction is as follows:

	Debit	Credit
Notes and loan and interest payable	$1,676,000
Consulting agreement obligation–net	1,563,000(1)
Common stock		$ 8,000
Additional Paid-in Capital		136,000
Additional Paid-in Capital (warrants)		1,200,000
Cash		400,000
Gain on extinguishment of debt		1,495,000
(1)	This is the “future service obligation” which as noted in 4 above was related to obligations recorded in connection with the reverse merger.
6.

Please refer to Item (b) of your response to prior comment 3. We assume that the statute of limitations has run out on the liabilities you have derecognized. If this is not the case, please explain in greater detail why you believe that the debtor has met condition (b) of paragraph 16 of SPAS 140.

The liabilities that were derecognized were principally beyond the statute of limitations.

7.

Please refer to Item (c) of your response to prior comment 3. You state that you indemnified Kushner for any liability resulting from his service as a director or officer “subject to the limitations of the Delaware corporate statute.” As you are aware, the indemnification of officers or directors by the company for certain types of liabilities are, in the opinion of the Securities and Exchange Commission, against public policy and are therefore unenforceable. Please confirm that your indemnifications do not fall into this category or advice.

The Company will not provide indemnification to the extent that such indemnification would be contrary to public policy.

Liquidity and Capital Resources, page 20

8.

We have reviewed your response to prior comment 4. We note you will provide disclosures of any financial commitments, loans, or advances from officers, directors or shareholders in future filings. With respect to your disclosure in the third paragraph on page 21, please revise to clarify the fact that your “independent accountants have raised substantial doubts” regarding your ability to continue as a going concern, in a manner consistent with your discussion of risk factors on page 8. In this regard, we invite your attention to the interpretive guidance included in our Release Nos. 33-8350 and 3448960. One of the principal objectives of MDBA is to provide information about the quality and potential variability of earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. We would consider the expression of substantial doubt in the independent accountants’ report a significant event or uncertainty that constitutes a qualitative factor which is peculiar to, and necessary for, an understanding and evaluation of your particular company.

The Company will provide in “Management’s Discussion and Analysis” information about the quality and potential variability of earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance

David R. Humphrey	October 9, 2007

including a significant event such as the independent accountants including an explanatory paragraph concerning going concern.

Note 4. Film Costs and Minority Interests, page F-12

9.

We have reviewed your response to prior comment 6. Please expand your disclosures to also provide a table of the significant components reflected in the balance sheet line item “Minority Interests,” including that of minority interests for the “LiveMansion: The Movie” project. Please supplementally provide us with a schedule of activity in this balance sheet account for fiscal 2006. In addition, please show us how these cash receipts and the disbursements of each type appear in the fiscal 2006 cash flow statement.

The following is a summary of the significant components of the balance sheet caption “minority interests” as of December 31, 2006:

Arrangements	Investment in: Beer League/TV:the Movie	Investment in LiveMansion: the Movie	Total
Non-guaranteed	$1,183,410	$1,009,031	$2,192,441
Guaranteed	3,040,000	—	3,040,000
Total	$4,223,410	$1,009,031	$5,232,441

The following is a summary of the activity for the balance sheet caption “minority interests” for the year ended December 31, 2006 with the classification of the amounts for presentation in the Statement of Cash Flows. In future filings a similar summary will be provided.

Balance – December 31, 2005	$4,708,130	Statement of Cash Flows Classification
Issuance of production interests –
Cash	1,762,618	Financing activity
Conversion of notes payable	55,000	Non-cash financing activity
Return of investment – cash	(450,000)	Financing activity
Minority credit	(843,307)	Operating activity
Balance – December 31, 2006	$5,232,441

10.

These arrangements appear, in substance, to be subject to the guidance in EITF 88-18, including Issue 2, thereunder. Please discuss the consideration given to this guidance. To the extent that your accounting differs significantly from the EITF guidance, please explain why you believe that your present accounting methodology is appropriate. Separately address guaranteed arrangements and non-guaranteed arrangements in your response.

In order to determine the appropriate classification of the investment in the equity of our subsidiaries by third parties in order to participate in our film projects, the Company, in accordance with EITF 88-18 reviewed the following factors:

1.	The transaction does not purport to be a sale (that is, the form of the transaction is debt).

David R. Humphrey	October 9, 2007

The participants purchased equity interests rather than debt type instruments and can only be paid from the gross receipts, as defined, if any.

2. The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

The Company is the managing agent of each of the entities and was solely responsible for production and distribution of each film.

3. The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.

There is no such provision.

4. The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.

There is no such provision.

5. Variations in the enterprise’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return.

The investors are at risk that the film was completed, distributed and had market acceptance and there is no certainty as to any return on investment.

6. The investor has any recourse to the enterprise relating to the payments due the investor.

All investors were totally at risk by terms of the investment. One investor did receive a guarantee from the Company which was contingent on the films not generating sufficient cash flow to pay off the investment. The Company considered this a contingent obligation and did not require the investment to be accounted for as debt.

Since none of the above factors seemed to be present, the Company accounted for the investment as a minority interest to be amortized by the units of production method in accordance with the accounting for the related film projects.

The Company accounted for the guaranty related to a portion of the investment by the participants as a contingency until the fourth quarter 2006, when the Company recognized a liability as a result of the Company’s evaluation of the market potential for the film projects.

11.

We have reviewed your response to prior comment 7. Please provide us with your detailed computation in arriving at the minority interest income of $833,313 recorded in fiscal 2006. In addition, expand your disclosures in MD&A to discuss the impairment related to these films, including your offset of the guaranteed return of investment to one investor.

David R. Humphrey	October 9, 2007

The minority interest income was calculated as follows:

Liability for production interests sold applicable to Beer
League and TV: the Movie	$5,465,000	(a)
Less: projected cash flow for the above films	2,671,000	(b)
Projected unrecovered production interests (minority interest)	2,794,000
Less: liability for guaranteed portion (approx 49%)	1,420,000	(c)
Gross income for unrecoverable minority interest	1,374,000
Expense for guaranteed preferred return	540,000	(d)
Minority interest income	$ 834,000
______________
(a)	– LiveMansion: the Movie has not gone into production
(b)	– Based upon distribution guarantees and distributors forecasts, etc.
(c)	– Guaranteed investment represents approx 49% of total investments
(d)	- Guaranteed preferred return of 20% on $2.7 million

The Company in future filing will expand its disclosures in Management’s Discussion and Analysis to discuss the impact of impairment charges its impact on the minority interest as well as on the carrying value of its investment in films. In addition, the Company will expand its disclosure of the counter impacts of guarantees.

Note 5. Accounts Payable and Accrued Expenses, page F-14

12.

We note your response to prior comment 9. For clarity, please provide appropriate disclosures in future filings as to this accrued liability, given that you disclose elsewhere in the filing that you have not paid dividends on your common stock in the past.

In future filings the Company will disclose the unpaid cumulative dividend obligation of the predecessor Company.

Controls and Procedures, Page 23

13.

We have reviewed your response to prior comment 12. Please revise your disclosures to indicate, if true, that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were “ineffective.” To the extent they were ineffective, disclose the reasons therefore and discuss your plans to remediate any weaknesses and your progress to date in implementing these plans. Alternatively, if the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were “effective,” please revise to so state. If material weaknesses in the internal controls over financial reporting existed but management concluded that disclosure controls and procedures were effective, please clearly state this fact, explain how the conclusion was reached and describe the alternate factors relied upon. Management must conclude that disclosure controls ate either “effective” or “ineffective.” Expressions such as “effective except for” or “may not be sufficient” are not appropriate. Please revise accordingly. In this regard, please note that Item 4(b) of the Exhibit 31 certifications requires the presentation of your conclusion about the effectiveness of the disclosure controls and procedures- Finally, we note your continued disclosure in Item 3

David R. Humphrey	October 9, 2007

of the June 30, 2007 Form 10-QSB that “disclosure controls and procedures may not be sufficient.” Please revise future filings to fully comply with the disclosure requirements of Item 307 of Regulation S-B.

In future filings the Company will fully comply with the disclosure requirements of Item 307 of Regulation S-B.

14.	We note you did not provide us with the requested written acknowledgement from the last page of our previous comment letter; as such, we are reiterating the request as shown below.

In accordance with the Staff’s request the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of the foregoing requires further clarification, or expanded answers, please contact me directly. I am available for both telephonic and written responses, and, as need be, will have our auditors at Rosenberg, Rich, Baker, Berman & Company participate in any telephone conversation.

Thank you for your consideration.

Very truly yours,
Jan E. Chason
Executive Vice President and Chief Financial Officer